Exhibit 5.2
July 19, 2006
iPayment, Inc.
40 Burton Hills Blvd, Suite 415
Nashville, Tennessee 37215
Re: Re: $205,000,000 Aggregate Principal Amount 9 3/4% Senior Subordinated Notes due 2014
Ladies and Gentlemen:
     I am general counsel of iPayment, Inc. (the “Company”), a company organized under the laws of the State of Delaware, and in such capacity I refer to the Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), filed with the Securities and Exchange Commission (the “Commission”) by the Company and certain subsidiaries of the Company (the “Subsidiary Guarantors”), including the Applicable Subsidiary Guarantors (as defined below), on July [___], 2006, as thereafter amended or supplemented, in connection with the registration of $205,000,000 aggregate principal amount at maturity of the Company’s 9 3/4% Senior Subordinated Notes due 2014 (the “Exchange Notes”). The Exchange Notes will be exchanged for up to $205,000,000 aggregate principal amount of the Company’s outstanding 9 3/4% Senior Subordinated Notes due 2014 (the “Outstanding Notes”). The Outstanding Notes have been, and the Exchange Notes will be, issued by the Company and guaranteed (the “Guarantees”) by the Subsidiary Guarantors under an indenture dated as of May 10, 2006, by and among the Company, the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee. This opinion letter is rendered pursuant to Item 21(a) of Form S-4 and Item 601(b)(5) of Regulation S-K.
     As used in this opinion, the term “Applicable Subsidiary Guarantors” refers to iPayment of California, LLC, a limited liability company organized under the laws of the State of Tennessee, and 1st National Processing, Inc., a company organized under the laws of the State of Nevada.
     I have examined such certificates of public officials and certificates of officers of the Applicable Subsidiary Guarantors, and the originals (or copies thereof, certified or otherwise identified to our satisfaction) of such corporate documents, records and papers of the Applicable Subsidiary Guarantors, and such other documents, records and papers as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth. In this connection, I have assumed the genuineness of signatures, the authenticity of all documents submitted to me as originals and the conformity to authentic original documents of all documents submitted to me as certified, conformed, facsimile or photostatic copies. In addition, I have relied, to the extent that we deem such reliance proper, upon such certificates of public officials and of officers of the

Applicable Subsidiary Guarantors with respect to the accuracy of material factual matters contained therein which were not independently established.
     Based upon the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, I am of the opinion that the Guarantees issued by the Applicable Subsidiary Guarantors have been duly authorized.
     I am qualified to practice law in the State of Tennessee. This opinion does not express or purport to express any opinions with respect to laws other than the laws of the State of Tennessee. For the purposes of the foregoing opinion, I have assumed that the laws of the State of Nevada are the same as the laws of the State of Tennessee.
     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,
/s/ Afshin Yazdian

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